Société anonyme incorporated in Gabon with a Board of Directors and share capital of $76,500,000
Headquarters: Boulevard Hourq, Port Gentil, BP 525, Gabonese Republic
www.total-gabon.com
Registered in Port-Gentil: 2000 B 00011
Press Release
Exhibit 99.7
Third Quarter 2008 Financial Results
Port-Gentil — November 13, 2008
Main Financial Indicators

						Q3 08			9M 08
						vs.			vs.
			Q3 08	Q2 08	Q3 07	Q3 07	9M 08	9M 07	9M 07

Average Brent price	$	/b	115.1	121.2	74.7	+54%	111.1	67.1	+66%

Average Total Gabon crude price	$	/b	104.2	111.5	70.1	+49%	103.0	61.8	+67%

Crude oil production from fields operated by Total Gabon	kb/d		79.4	78.8	83.0	-4.3%	78.0	82.1	-5.0%

Crude oil production from Total Gabon interests[1]	kb/d		62.7	61.8	65.4	-4.1%	61.2	64.7	-5.4%

Sales	$	M	481	649	333	+44%	1,528	1,039	+47%

Funds generated from operations	$	M	228	261	120	+90%	641	376	+70%

Capital expenditure	$	M	151	129	110	+37%	390	232	+68%

Net income	$	M	138	140	76	+82%	389	260	+50%

[1]	Including the oil tax reverting to the Republic as per the profit sharing contracts.

Third Quarter 2008 Highlights
Board of Directors Meeting on August 29, 2008
Chaired by Jean Privey, the Board of Directors met on August 29 and reviewed the financial accounts for first-half 2008.
The Interim Financial Report at June 30, 2008 was published on August 29.
The Board also appointed three new directors:
▪	Jacques Marraud des Grottes, replacing Jean Privey.

▪	Jean-Philippe Magnan, replacing Jean Bié.

▪	Patrick de La Chevardière, replacing Robert Castaigne.
The Board then appointed Jacques Marraud des Grottes as Chairman of the Board effective August 29 and Jean-Philippe Magnan as Chief Executive Officer of Total Gabon effective August 31.
Operated Activities
Aloumbé License: Continued Drilling of the Aloumbé Deep Exploration Well
Drilling of the Aloumbé deep exploration well ALP-001 began on April 29 and was completed in early November. Tests and stimulation are expected to begin in mid-December. The main purpose of the well is to assess the productivity of this gas tight sands, low permeability and high-pressure reservoir.
Anguille Field Redevelopment: Continued Drilling and Fracturing Operations
Three wells were drilled and six hydraulic fracturing operations were carried out in the third quarter. Phase 1 redevelopment will continue in 2009 with drilling and fracturing operations.
FEED for Phase 2 redevelopment is advancing and is expected to be completed in 2009.
On August 12, 2008 the Gabonese Republic’s Directorate-General of Hydrocarbons was asked to approve the award of land along the coast south of Port-Gentil to be used as the future site for an onshore processing center.
Other Operated Activities
Field models for Anguille Nord-Est, Hylia, Torpille, Gonelle (Mandji oil fields), and Atora (Rabi oil field) continued to be upgraded.
Development well TRM-028 on the Torpille Marine field was brought on stream on September 2; drilling had begun on June 6. Development well MSSM-3 on the Mérou-Sardine field was brought on stream on October 18; drilling had begun on August 25.
Non-Operated Activities (Shell Gabon-operated Rabi-Kounga field)
Production facilities were shut down for a day and a half in August 2008 for scheduled maintenance work.
External Financing
The amount of drawdowns under the $600-million financing agreement signed on April 9, 2008 with a syndicate of international banks totaled $107 million at September 30, 2008.
There were no drawdowns in the third quarter 2008.

Brent Price and Euro/Dollar Exchange Rate
After peaking at nearly $150 per barrel in mid-July, the Brent price fell sharply, averaging $115.1 in the third quarter. The decline picked up speed in October, when Brent averaged $71.9 per barrel. This in turn affects the selling price of the crude oil grades marketed by Total Gabon, which averaged $66.3 per barrel in October, and has a negative impact on the Company’s results.
After falling to a historic low of €0.62 in mid-July, the U.S. dollar rose significantly against the euro, averaging €0.75 in October. The nine month and third quarter averages were each €0.66. Operating expenses decline when the dollar appreciates against the euro, since they are mainly denominated in euros or CFA francs. This helps to offset the adverse impact of lower selling prices on the Company’s results.
Third Quarter 2008 and Nine Month Results
Selling Price
The selling price of the Mandji and Rabi Light crude oil grades marketed by Total Gabon averaged $104.2 per barrel in the third quarter of 2008, up 49% from $70.1 in the third quarter 2007 and down 6.5% from $111.5 in the second quarter 2008.
For the first nine months of 2008 the selling price averaged $103.0 per barrel compared with $61.8 in the first nine months of 2007, an increase of 67% in line with Brent price trends over the period.
Production
Total Gabon’s equity share1 of operated and non-operated oil produced averaged 62,700 barrels per day in the third quarter. The 4.1% decrease from the 65,400 barrels per day reported in third quarter 2007 can be attributed to:
•	Mandatory maintenance shutdowns on Torpille Marine, Grondin Marine and Ile Mandji and well workovers on Anguille Marine.

•	The Shell Gabon-operated Rabi-Kounga field, where production facilities were shut down for a day and a half for maintenance in August.
Total Gabon’s equity share1 of operated and non-operated oil produced averaged 61,200 barrels per day in the first nine months. The 5.4% decrease from the 64,700 barrels per day reported in the first nine months of 2007 can be attributed to:
•	Naturally declining output from certain fields, which was not fully offset by new wells.

•	More important shutdowns of Total Gabon-operated production, mainly due to:
▪	Maintenance on Torpille Marine, Grondin Marine and Ile Mandji in January 2008.

▪	Workovers on the Anguille field wells in the third quarter.

▪	Workovers and the shutdown of a producing well on the Mboumba field during drilling of the Aloumbé deep well.
•	More important scheduled and unscheduled shutdowns of non-operated production (Shell Gabon-operated Rabi-Kounga field), mainly due to:
▪	A day-and-a-half-long maintenance shutdown in August.

▪	Technical problems experienced with Rabi-Kounga field operations.

▪	The impact of the strike by Shell Gabon personnel, which shut in the facilities between March 20 and April 1 of this year, causing a loss of production of 212,000 barrels for Total Gabon.

[1]	Including the oil tax reverting to the Republic as per the profit sharing contracts.
Sales
Third-quarter sales amounted to $481 million, up 44% from $333 million in the third quarter of 2007, in line with the increase in the average selling price of the crude oils marketed. Sales were down 26% from the second quarter under the combined effect of smaller volumes marketed and lower selling prices from mid-July.
Sales in the first nine months of the year amounted to $1,528 billion, up 47% from $1,039 billion in the first nine months of 2007. The positive impact of higher selling prices was partly offset by a roughly 10% decline in the amount of oil sold compared with the prior-year period.
Net Income
Third quarter net income rose 82% to $138 million from $76 million in the third quarter 2007, reflecting higher sales and the impact of non recurring expenditures items in third quarter 2007.
Sales in the first nine months of the year amounted to $389 million, up 50% from $260 million in the first nine months of 2007.
Capital Expenditure
Capital expenditure totaled $151 million in third quarter 2008 and $390 million for the first nine months of the year, up from $110 million and $232 million respectively in third quarter 2007 and the first nine months of 2007. Capital expenditure mainly consisted of continued Phase 1 redevelopment of the Anguille field and work on the Torpille, Rabi and Mérou-Sardine fields.
Funds Generated from Operations
In the light of the above, funds generated from operations stood at $641 million at September 30, an increase of 70% over the prior-year period.

Media Contacts: Lisa Wyler	+ 33 (0)1 47 44 38 16
Kevin Church	+ 33 (0)1 47 44 70 62